Exhibit 23.2

                         Consent of Independent Auditors



The Board of Directors
Reinhold Industries, Inc.

The audits referred to in our report dated March 16, 2001, included the related financial statement schedule II-A as of December 31, 2000 and 1999, and for each of the years in the two year period ended December 31, 2000, included in the December 31, 2000 Annual Report on Form 10-K of Reinhold Industries, Inc. This financial statement schedule II-A is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule. In our opinion, such financial statement schedule II-A, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We consent to the use of our report included herein.

/s/ KPMG LLP


Los Angeles, California
March 27, 2002